Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

March 16, 2022

Singapore, March 16, 2022 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the fourth quarter and full year of 2021.

Fourth quarter 2021 Financial Highlights1

●      Net revenues increased by 16.8% to US$663.7 million from US$568.2 million in the corresponding period of 2020.

●      Net Income from continuing operations attributable to controlling interest of JOYY2 was US$73.2 million, compared to net loss of US$118.9 million in the corresponding period of 2020, primarily as a result of BIGO turning profits since the second quarter of 2021.

●      Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY3 was US$98.3 million, compared to non-GAAP net loss of US$22.4 million in the corresponding period of 2020, primarily as a result of BIGO turning profits on a non-GAAP basis since the first quarter of 2021.

Full Year 2021 Highlights

●      Net revenues increased by 36.5% to US$2,619.1 million from US$1,918.1 million in 2020.

●      Net Ioss from continuing operations attributable to controlling interest of JOYY was US$115.9 million, compared to net loss of US$18.7 million in 2020.

●      Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$108.9 million, compared to non-GAAP net loss of US$164.0 million in 2020, primarily as a result of BIGO turning profits on a non-GAAP basis since the first quarter of 2021.

Fourth Quarter 2021 Operational Highlights

●      Average mobile MAUs of Bigo Live increased by 11.9% to 32.2 million from 28.7 million in the corresponding period of 2020.

●      Average mobile MAUs of Likee decreased by 44.2% to 67.0 million from 120.1 million in the corresponding period of 2020, primarily due to reduced spending on user acquisition via advertisement.

●      Average mobile MAUs of Hago decreased by 42.8% to 9.5 million from 16.5 million in the corresponding period of 2020, primarily due to reduced spending on user acquisition via advertisement.

●      Global average mobile MAUs4 decreased by 20.4% to 280.0 million from 351.7 million in the corresponding period of 2020, primarily due to the decrease in average mobile MAUs of Likee and Hago.

●      Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 2.5% to 1.51 million from 1.47 million in the corresponding period of 2020.

●      Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 increased to US$320.2 from US$285.9 in the corresponding period of 2020.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “In 2021, our business has demonstrated strong resilience despite the macroeconomic uncertainties and challenges posed by the pandemic. As we continued to execute our globalization strategy and strengthen our diverse social entertainment ecosystem, we successfully enhanced our monetization capabilities across multiple product lines, achieving full-year revenue growth of 36.5%. The combination of increased monetization of multiple products, proactive adjustments in marketing strategies, and enhanced operating efficiency across the board, has led us to full-year non-GAAP profitability not just for BIGO but for the whole group. On the capital return front, during the year of 2021, we have bought back US$393.0 million of our shares, and have paid out a total of US$160.1 million in dividends. These efforts are to demonstrate our confidence in the Company’s long-term growth prospects, and to reward our shareholders for their long-term support of the Company.

As we turn to 2022, we will continue to localize our diverse global social entertainment ecosystems, expand our market reach, and fortify our leadership position in core geographic regions. As an innovator and a pioneer, we remain committed to our vision of bridging communications among people from around the globe to deliver joy and youthful experience to our users.”

Fourth Quarter 2021 Financial Results

NET REVENUES

Net revenues increased by 16.8% to US$663.7 million in the fourth quarter of 2021 from US$568.2 million in the corresponding period of 2020, primarily driven by the growth of live streaming revenues from BIGO.

Live streaming revenues increased by 15.0% to US$620.9 million in the fourth quarter of 2021 from US$539.7 million in the corresponding period of 2020, primarily attributable to the increased number of paying users and average revenue per paying user of BIGO.

Other revenues increased by 50.3% to US$42.8 million in the fourth quarter of 2021 from US$28.5 million in the corresponding period of 2020.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 9.6% to US$440.2 million in the fourth quarter of 2021 from US$401.7 million in the corresponding period of 2020. Revenue-sharing fees and content costs increased to US$297.3 million in the fourth quarter of 2021 from US$254.2 million in the corresponding period of 2020 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to US$20.6 million in the fourth quarter of 2021 from US$27.0 million in the corresponding period of 2020, primarily due to the improvement in bandwidth usage efficiency by the Company, partially offset by the increased bandwidth usage as a result of continued MAUs expansion of Bigo Live.

Gross profit increased by 34.2% to US$223.5 million in the fourth quarter of 2021 from US$166.5 million in the corresponding period of 2020. Gross margin improved to 33.7% in the fourth quarter of 2021 from 29.3% in the corresponding period of 2020.

OPERATING INCOME

Operating expenses decreased by 33.1% to US$168.2 million in the fourth quarter of 2021 from US$251.6 million in the corresponding period of 2020. Among the operating expenses, sales and marketing expenses decreased to US$112.6 million in the fourth quarter of 2021 from US$146.4 million in the corresponding period of 2020, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago.

Operating income was US$60.6 million in the fourth quarter of 2021, compared to operating loss of US$83.8 million in the corresponding period of 2020. Operating income margin was 9.1% in the fourth quarter of 2021, compared to operating loss margin of 14.7% in the corresponding period of 2020, primarily as a result of BIGO turning profits since the second quarter of 2021.

Non-GAAP operating income7 was US$83.5 million in the fourth quarter of 2021, compared to non-GAAP operating loss of US$33.2 million in the corresponding period of 2020. Non-GAAP operating income margin8 was 12.6% in the fourth quarter of 2021, compared to non-GAAP operating loss margin of 5.8% in the corresponding period of 2020.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$73.2 million in the fourth quarter of 2021, compared to net loss of US$118.9 million in the corresponding period of 2020. Net income margin was 11.0% in the fourth quarter of 2021, compared to net loss margin of 20.9% in the corresponding period of 2020.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$98.3 million in the fourth quarter of 2021, compared to non-GAAP net loss of US$22.4 million in the corresponding period of 2020. Non-GAAP net income margin9 was 14.8% in the fourth quarter of 2021, compared to non-GAAP net loss margin of 3.9% in the corresponding period of 2020.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS10 was US$0.85 in the fourth quarter of 2021, compared to diluted net loss of US$1.51 in the corresponding period of 2020.

Non-GAAP diluted net income from continuing operations per ADS11 was US$1.15 in the fourth quarter of 2021, compared to diluted net loss of US$0.28 in the corresponding period of 2020.

BALANCE SHEET AND CASH Flows

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,685.2 million. For the fourth quarter of 2021, net cash from operating activities was US$150.2 million.

SHARES OUTSTANDING

As of December 31, 2021, the Company had a total of 1,472.8 million common shares, or the equivalent of 73.6 million ADSs, outstanding.

Full Year 2021 Financial Results

Net revenues for the full year of 2021 increased by 36.5% to US$2,619.1 million from US$1,918.1 million in 2020, primarily driven by a 36.4% year-over-year increase in live streaming revenues.

Operating loss was US$106.7 million for the full year of 2021, compared to operating loss of US$406.8 million in 2020. Operating loss margin was 4.1% in 2021, compared to operating loss margin of 21.2% in 2020. Operating loss and operating loss margin were improved in 2021, primarily as a result of BIGO turning profits since the second quarter of 2021.

Non-GAAP operating income was US$72.1 million for the full year of 2021, compared to non-GAAP operating loss of US$207.6 million in 2020. Non-GAAP operating income margin was 2.8% in 2021, compared to non-GAAP operating loss margin of 10.8% in 2020.

Net loss from continuing operations attributable to controlling interest of JOYY for the full year of 2021 was US$115.9 million, compared to US$18.7 million in 2020. Net loss margin for the full year of 2021 was 4.4%, compared with 1.0% in 2020. Net loss and net loss margin were lower in 2020, primarily due to the gain from partial disposal of investments in Huya in 2020.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY for the full year of 2021 was US$108.9 million, compared to non-GAAP net loss of US$164.0 million in 2020. Non-GAAP net income margin for the full year of 2021 was 4.2%, compared to non-GAAP net loss margin of 8.6% in 2020.

Diluted net loss from continuing operations per ADS for the full year of 2021 was US$1.60, compared to US$0.35 in 2020. Non-GAAP diluted net income from continuing operations per ADS was US$1.32 in 2021, compared to non-GAAP diluted net loss of US$2.05 in the corresponding period of 2020.

Business Outlook

For the first quarter of 2022, the Company expects net revenues to be between US$601 million and US$616 million. This guidance excludes the revenue contribution from YY Live in the same period of last year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the fourth quarter of 2020. Aggregating such quarterly cash dividend under another adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2021, which is expected to be paid on April 29, 2022 to shareholders of record as of the close of business on April 14, 2022. The ex-dividend date will be April 13, 2022. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In September 2021, the Company announced that its board of directors has authorized a new share repurchase plan under which the Company may repurchase up to US$200 million of its shares between September 2021 and September 2022. In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022. As of December 31, 2021, the Company had repurchased approximately US$235.7 million of its shares.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, March 15, 2022 (9:00 AM Singapore/Hong Kong Time on Wednesday, March 16, 2022). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2021 Earnings Conference Call

Conference ID: #1391887

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/1391887

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.com.

The replay will be accessible through March 23, 2022, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#1391887

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social interaction and entertainment, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1   Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounted for its investment in Huya as an equity method investment and applied the equity method of accounting one quarter in arrears. Share of income or loss from the investment in Huya was included in net income or loss from continuing operations.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended December 31, 2020, September 30, 2021 and December 31, 2021, the twelve months ended December 31, 2020 and December 31, 2021 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live.

2   Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3   Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$25.0 million and US$96.5 million in the fourth quarter of 2021 and 2020, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4   Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5   The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6   Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7   Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8   Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9   Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10    ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11    Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2020	December 31, 2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,742,749	1,837,185
Restricted cash and cash equivalents	13,733	297,022
Short-term deposits	1,325,068	1,604,198
Restricted short-term deposits	31,489	285
Short-term investments	489,101	946,543
Accounts receivable, net	142,999	114,372
Amounts due from related parties	611	56,984
Financing receivables, net	172	-
Prepayments and other current assets(1)	102,872	213,733
Assets held for sale(1)	52,528	-

Total current assets	3,901,322	5,070,322

Non-current assets
Investments	1,239,354	1,022,455
Property and equipment, net	401,661	365,392
Land use rights, net	258,770	370,052
Intangible assets, net	344,214	312,082
Right-of-use assets, net	21,579	16,565
Goodwill	1,872,083	1,958,263
Financing receivables, net	19,716	-
Other non-current assets	10,758	4,881
Assets held for sale(1)	25,500	-

Total non-current assets	4,193,635	4,049,690

Total assets	8,094,957	9,120,012

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	20,956	18,011
Deferred revenue	67,230	60,910
Advances from customers	775	3,426
Income taxes payable	60,895	65,738
Accrued liabilities and other current liabilities(1)	484,450	2,345,838
Amounts due to related parties	3,822	6,931
Lease liabilities due within one year	14,332	11,041
Short-term loans	112,549	-
Liabilities held for sale(1)	179,109	-

Total current liabilities	944,118	2,511,895

Non-current liabilities
Convertible bonds(2)	779,225	924,077
Lease liabilities	8,121	5,734
Deferred revenue	3,132	6,422
Deferred tax liabilities	42,422	36,214
Other non-current liabilities	-	7,372
Liabilities held for sale(1)	4,415	-

Total non-current liabilities	837,315	979,819

Total liabilities	1,781,433	3,491,714

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2020	December 31, 2021
	US$	US$
Mezzanine equity	72,617	65,833

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020; 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	3	3
Treasury Shares (US$0.00001 par value; 41,862,606 and 171,504,159 shares held as of December 31, 2020 and December 31, 2021, respectively)	(139,528)	(526,724)
Additional paid-in capital	3,456,844	3,246,523
Statutory reserves	17,825	26,804
Retained earnings(2)	2,881,782	2,712,534
Accumulated other comprehensive income	18,471	69,175

Total JOYY Inc.’s shareholders’ equity	6,235,410	5,528,328

Non-controlling interests	5,497	34,137

Total shareholders’ equity	6,240,907	5,562,465

Total liabilities, mezzanine equity and shareholders’ equity	8,094,957	9,120,012

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, assets and liabilities to be disposed of in connection with this transaction were classified as held for sale as of December 31, 2020. The transaction was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future. As a result, JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified all the related assets and liabilities subject to disposal and presented them on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

(2)	On January 1, 2021, the Company adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	539,736	612,163	620,868	1,815,826	2,476,790
Others	28,498	38,382	42,841	102,318	142,261

Total net revenues	568,234	650,545	663,709	1,918,144	2,619,051

Cost of revenues(2)	(401,698)	(439,761)	(440,187)	(1,378,146)	(1,781,150)

Gross profit	166,536	210,784	223,522	539,998	837,901

Operating expenses(2)
Research and development expenses	(69,823)	(62,726)	(29,306)	(302,818)	(279,781)
Sales and marketing expenses	(146,380)	(106,275)	(112,577)	(505,389)	(468,407)
General and administrative expenses	(35,425)	(39,674)	(26,343)	(146,666)	(221,731)

Total operating expenses	(251,628)	(208,675)	(168,226)	(954,873)	(969,919)

Gain on disposal of subsidiaries	-	-	-	-	4,959
Other income	1,293	4,755	5,277	8,095	20,376

Operating (loss) income	(83,799)	6,864	60,573	(406,780)	(106,683)

Interest expenses	(19,629)	(3,450)	(3,265)	(75,555)	(14,475)
Interest income and investment income	28,070	24,462	21,272	89,078	91,233
Foreign currency exchange losses, net	(8,253)	(3,776)	(2,183)	(17,472)	(13,377)
(Loss) gain on disposal and deemed disposal of investments	(35,859)	(26,708)	(2,073)	272,281	(23,762)
Gain (loss) on fair value change of investments	18,791	(12,549)	13,106	160,849	(15,435)
(Loss) gain on extinguishment of debt and derivative	(3,787)	1	4,024	(6,277)	5,291
Other non-operating expenses	-	-	-	(2,467)	(381)

(Loss) income before income tax expenses	(104,466)	(15,156)	91,454	13,657	(77,589)

Income tax expenses	(8,596)	(4,215)	(3,081)	(27,825)	(25,745)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(113,062)	(19,371)	88,373	(14,168)	(103,334)

Share of (loss) income in equity method investments, net of income taxes	(6,411)	23,496	(20,288)	(7,634)	(26,217)

Net (loss) income from continuing operations	(119,473)	4,125	68,085	(21,802)	(129,551)

Net income from discontinued operations	117,043	-	-	1,401,670	35,567

Net (loss) income	(2,430)	4,125	68,085	1,379,868	(93,984)

Net loss (income) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	553	3,416	5,161	(6,971)	13,691

Net (loss) income attributable to controlling interest of JOYY Inc.	(1,877)	7,541	73,246	1,372,897	(80,293)

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(118,920)	7,541	73,246	(18,741)	(115,860)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	117,043	-	-	1,391,638	35,567

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,391)	(1,250)	(1,250)	(5,564)	(5,236)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(4,000)	(4,000)

Net (loss) income attributable to common shareholders of JOYY Inc.	(4,268)	5,291	70,996	1,363,333	(89,529)

Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(121,311)	5,291	70,996	(28,305)	(125,096)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	117,043	-	-	1,391,638	35,567

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Net (loss) income per ADS
—Basic	(0.05)	0.07	0.92	17.04	(1.14)
Continuing operations	(1.51)	0.07	0.92	(0.35)	(1.60)
Discontinued operations	1.46	-	-	17.39	0.46
—Diluted	(0.05)	0.07	0.85	17.04	(1.14)
Continuing operations	(1.51)	0.07	0.85	(0.35)	(1.60)
Discontinued operations	1.46	-	-	17.39	0.46

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	80,191,367	78,362,550	76,863,050	80,009,988	78,100,800
—Diluted	80,191,367	79,241,210	87,843,898	80,009,988	78,100,800

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
PRC	101,104	123,486	120,683	342,232	467,208
Non-PRC	438,632	488,677	500,185	1,473,594	2,009,582

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Cost of revenues	1,698	1,554	1,972	5,797	8,089
Research and development expenses	9,119	5,319	5,811	42,646	24,053
Sales and marketing expenses	424	143	283	1,311	1,285
General and administrative expenses	14,676	1,877	2,460	42,406	(45)

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Operating (loss) income	(83,799)	6,864	60,573	(406,780)	(106,683)
Share-based compensation expenses	25,917	8,893	10,526	92,160	33,382
Amortization of intangible assets from business acquisitions	24,722	12,388	12,401	100,802	56,775
Impairment of investments	-	3,133	-	6,186	93,632
Gain on disposal of subsidiaries	-	-	-	-	(4,959)

Non-GAAP operating (loss) income	(33,160)	31,278	83,500	(207,632)	72,147

Net (loss) income from continuing operations	(119,473)	4,125	68,085	(21,802)	(129,551)
Share-based compensation expenses	25,917	8,893	10,526	92,160	33,382
Amortization of intangible assets from business acquisitions	24,722	12,388	12,401	100,802	56,775
Impairment of investments	-	3,133	-	6,186	93,632
Gain on disposal of subsidiaries	-	-	-	-	(4,959)
Loss (gain) on disposal and deemed disposal of investments	35,859	26,708	2,073	(272,281)	23,762
(Gain) loss on fair value change of investments	(18,791)	12,549	(13,106)	(160,849)	15,435
Reconciling items on the share of equity method investments	12,190	(35,682)	13,313	17,515	7,341
Loss (gain) on extinguishment of debt and derivative	3,787	(1)	(4,024)	6,277	(5,291)
Interest expenses related to the convertible bonds’ amortization to face value	15,992	714	616	61,273	2,737
Income tax effects on non-GAAP adjustments	(3,161)	(765)	3,496	3,594	2,756

Non-GAAP net (loss) income from continuing operations	(22,958)	32,062	93,380	(167,125)	96,019

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(121,311)	5,291	70,996	(28,305)	(125,096)
Share-based compensation expenses	25,917	8,893	10,526	92,160	33,382
Amortization of intangible assets from business acquisitions	24,722	12,388	12,401	100,802	56,775
Impairment of investments	-	3,133	-	6,186	93,632
Gain on disposal of subsidiaries	-	-	-	-	(4,959)
Loss (gain) on disposal and deemed disposal of investments	35,859	26,708	2,073	(272,281)	23,762
(Gain) loss on fair value change of investments	(18,791)	12,549	(13,106)	(160,849)	15,435
Reconciling items on the share of equity method investments	12,190	(35,682)	13,313	17,515	7,341
Loss (gain) on extinguishment of debt and derivative	3,787	(1)	(4,024)	6,277	(5,291)
Interest expenses related to the convertible bonds’ amortization to face value	15,992	714	616	61,273	2,737
Accretion and cumulative dividend to subsidiaries’ preferred shareholders	2,391	2,250	2,250	9,564	9,236
Income tax effects on non-GAAP adjustments	(3,161)	(765)	3,496	3,594	2,756
Non-GAAP adjustments for net income (loss) attributable to the non-controlling interest shareholders	13	(342)	(267)	17	(832)

Non-GAAP net (loss) income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(22,392)	35,136	98,274	(164,047)	108,878
Non-GAAP net (loss) income from continuing operations per ADS
—Basic	(0.28)	0.45	1.28	(2.05)	1.39
—Diluted	(0.28)	0.42	1.15	(2.05)	1.32
Weighted average number of ADS used in calculating Non-GAAP net (loss) income from continuing operations per ADS
—Basic	80,191,367	78,362,550	76,863,050	80,009,988	78,100,800
—Diluted	80,191,367	89,920,289	87,843,898	80,009,988	90,356,389

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	548,764	72,104	-	620,868
Others	27,365	15,543	(67)	42,841

Total net revenues	576,129	87,647	(67)	663,709

Cost of revenues(2)	(369,437)	(70,817)	67	(440,187)

Gross profit	206,692	16,830	-	223,522

Operating expenses(2)
Research and development expenses	(17,828)	(11,478)	-	(29,306)
Sales and marketing expenses	(91,836)	(20,741)	-	(112,577)
General and administrative expenses	(9,353)	(16,990)	-	(26,343)

Total operating expenses	(119,017)	(49,209)	-	(168,226)

Other income	1,208	4,069	-	5,277

Operating income (loss)	88,883	(28,310)	-	60,573

Interest expenses	(558)	(3,264)	557	(3,265)
Interest income and investment income	677	21,152	(557)	21,272
Foreign currency exchange losses, net	(3,128)	945	-	(2,183)
Gain on extinguishment of debt and derivative	-	4,024	-	4,024
Loss on disposal and deemed disposal of investments	-	(2,073)	-	(2,073)
Gain on fair value change of investments	-	13,106	-	13,106

Income before income tax expenses	85,874	5,580	-	91,454

Income tax expenses	(2,543)	(538)	-	(3,081)

Income before share of income in equity method investments, net of income taxes	83,331	5,042	-	88,373

Share of loss in equity method investments, net of income taxes	-	(20,288)	-	(20,288)

Net income (loss) from continuing operations	83,331	(15,246)	-	68,085

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,318	654	1,972
Research and development expenses	3,526	2,285	5,811
Sales and marketing expenses	136	147	283
General and administrative expenses	1,250	1,210	2,460

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	88,883	(28,310)	60,573
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401

Non-GAAP operating income (loss)	106,338	(22,838)	83,500

Net income (loss) from continuing operations	83,331	(15,246)	68,085
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401
Gain on fair value change of investments	-	(13,106)	(13,106)
Loss on disposal and deemed disposal of investments	-	2,073	2,073
Reconciling items on the share of equity method investments	-	13,313	13,313
Gain on extinguishment of debt and derivative	-	(4,024)	(4,024)
Interest expenses related to the convertible bonds’ amortization to face value	-	616	616
Income tax effects on non-GAAP adjustments	2,674	822	3,496

Non-GAAP net income (loss) from continuing operations	103,460	(10,080)	93,380

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	544,718	67,445	-	612,163
Others	24,031	14,351	-	38,382

Total net revenues	568,749	81,796	-	650,545

Cost of revenues(2)	(373,534)	(66,227)	-	(439,761)

Gross profit	195,215	15,569	-	210,784

Operating expenses(2)
Research and development expenses	(51,281)	(11,445)	-	(62,726)
Sales and marketing expenses	(88,945)	(17,330)	-	(106,275)
General and administrative expenses	(20,959)	(18,715)	-	(39,674)

Total operating expenses	(161,185)	(47,490)	-	(208,675)

Other income	4,024	731	-	4,755

Operating income (loss)	38,054	(31,190)	-	6,864

Interest expenses	(393)	(3,392)	335	(3,450)
Interest income and investment income	344	24,453	(335)	24,462
Foreign currency exchange losses, net	(2,689)	(1,087)	-	(3,776)
Gain on extinguishment of debt and derivative	1	-	-	1
Loss on disposal and deemed disposal of investments	-	(26,708)	-	(26,708)
Loss on fair value change of investments	-	(12,549)	-	(12,549)

Income (loss) before income tax expenses	35,317	(50,473)	-	(15,156)

Income tax expenses	(2,451)	(1,764)	-	(4,215)

Income (loss) before share of income in equity method investments, net of income taxes	32,866	(52,237)	-	(19,371)

Share of income in equity method investments, net of income taxes	-	23,496	-	23,496

Net income (loss) from continuing operations	32,866	(28,741)	-	4,125

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2021

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	915	639	1,554
Research and development expenses	2,579	2,740	5,319
Sales and marketing expenses	(7)	150	143
General and administrative expenses	669	1,208	1,877

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021

	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	38,054	(31,190)	6,864
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133

Non-GAAP operating income (loss)	53,435	(22,157)	31,278

Net income (loss) from continuing operations	32,866	(28,741)	4,125
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133
Loss on fair value change of investments	-	12,549	12,549
Loss on disposal and deemed disposal of investments	-	26,708	26,708
Reconciling items on the share of equity method investments	-	(35,682)	(35,682)
Gain on extinguishment of debt and derivative	(1)	-	(1)
Interest expenses related to the convertible bonds’ amortization to face value	-	714	714
Income tax effects on non-GAAP adjustments	1,388	(2,153)	(765)

Non-GAAP net income (loss) from continuing operations	49,634	(17,572)	32,062

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2020

	Bigo	All other(1)	Elimination(2)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	488,172	51,564	-	539,736
Others	20,916	7,582	-	28,498

Total net revenues	509,088	59,146	-	568,234

Cost of revenues(3)	(351,142)	(50,556)	-	(401,698)

Gross profit	157,946	8,590	-	166,536

Operating expenses(3)
Research and development expenses	(47,069)	(22,754)	-	(69,823)
Sales and marketing expenses	(130,380)	(16,000)	-	(146,380)
General and administrative expenses	(20,913)	(14,512)	-	(35,425)

Total operating expenses	(198,362)	(53,266)	-	(251,628)

Other income	534	759	-	1,293

Operating loss	(39,882)	(43,917)	-	(83,799)

Interest expenses	(1,779)	(18,789)	939	(19,629)
Interest income and investment income	41	28,968	(939)	28,070
Foreign currency exchange losses, net	(8,049)	(204)	-	(8,253)
Loss on extinguishment of debt and derivative	(281)	(3,506)	-	(3,787)
Loss on disposal and deemed disposal of investments	-	(35,859)	-	(35,859)
Gain on fair value change of investments	-	18,791	-	18,791

Loss before income tax expenses	(49,950)	(54,516)	-	(104,466)

Income tax benefits (expense)	4,840	(13,436)	-	(8,596)

Loss before share of income in equity method investments, net of income taxes	(45,110)	(67,952)	-	(113,062)

Share of loss in equity method investments, net of income taxes	-	(6,411)	-	(6,411)

Net loss from continuing operations	(45,110)	(74,363)	-	(119,473)

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2020

	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,040	658	1,698
Research and development expenses	7,603	1,516	9,119
Sales and marketing expenses	234	190	424
General and administrative expenses	13,699	977	14,676

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2020

	Bigo	All other	Total
	US$	US$	US$
Operating loss	(39,882)	(43,917)	(83,799)
Share-based compensation expenses	22,576	3,341	25,917
Amortization of intangible assets from business acquisitions	24,688	34	24,722

Non-GAAP operating income (loss)	7,382	(40,542)	(33,160)

Net loss from continuing operations	(45,110)	(74,363)	(119,473)
Share-based compensation expenses	22,576	3,341	25,917
Amortization of intangible assets from business acquisitions	24,688	34	24,722
Loss on disposal and deemed disposal of investments	-	35,859	35,859
Gain on fair value change of investments	-	(18,791)	(18,791)
Reconciling items on the share of equity method investments	-	12,190	12,190
Loss on extinguishment of debt and derivative	281	3,506	3,787
Interest expenses related to the convertible bonds’ amortization to face value	-	15,992	15,992
Income tax effects on non-GAAP adjustments	(4,292)	1,131	(3,161)

Non-GAAP net loss from continuing operations	(1,857)	(21,101)	(22,958)